Prospectus Supplement No. 2
Filed Pursuant to Rule 424(b)(3)
Filed December 10, 2010
Registration Statement No. 333-168033

PROSPECTUS SUPPLEMENT NO. 2

ARDENT MINES LIMITED

This Prospectus Supplement No. 2 to the Prospectus declared effective by the Commission on July 20, 2010 is being filed to disclose the following matters regarding Ardent Mines Limited (the “Company”):

The Company also files herewith the following materials which the Company has filed with the Commission since the filing of the Prospectus on July 20, 2010:

1.	The Company’s Report on Form 8-K, filed with the Commission on December 2, 2010.
2.	The Company’s Report on Form 8-K, filed with the Commission on December 10, 2010.

The first date on which this Prospectus Supplement will be used is December 10, 2010.

The date of this Prospectus Supplement No. 2 is December 10, 2010.

Prospectus Supplement No. 2 is dated December 10, 2010

TABLE OF CONTENTS

Report on Form 8-K, filed with the Commission on December 2, 2010
Report on Form 8-K, filed with the Commission on December 10, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EARLIEST EVENT REPORTED – DECEMBER 2, 2010

ARDENT MINES LIMITED
(Exact name of Registrant as specified in its charter)

NEVADA	000-50994	88-0471870
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File Number)	Identification Number)

100 Wall Street, 21st Floor
New York, NY 10005
(Address of principal executive offices)

561-989-3200
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of James Ladner to the Board of Directors of Ardent Mines Limited

Mr. James Ladner has been appointed as a member of the Board of Directors of Ardent Mines Limited (the “Company”), to commence his services as of December 2, 2010.

Mr. Ladner has served as a self-employed financial consultant in Kilchberg (Zurich), Switzerland since 1992, and presently serves as a professional company director. He is a director and a member of the audit committees of Oracle Energy Corp. (since 2007), Colt Resources Inc. (since 2010) and Royal Coal Corp. (since 2010).

From 1992-2002, he was a co-founder and managing director of RP&C International, where he was involved in the syndication and sale of dollar convertible bonds, shares and warrants of North American companies in Europe. He served as the non-executive chairman of Bank Austria (Switzerland) Ltd. from 1992-2001. Previously he was an Executive Vice President of Coutts Bank (Switzerland) Ltd. – now RBS Coutts Bank, where he was employed from 1964 -1992.

As a professional company director he has served on the boards of several other companies, funds and banks in Switzerland, including the Royal Bank of Scotland AG, Interallianz Bank AG, Asahi Bank AG, F. Van Lanschot Bankiers (Switzerland) Ltd., Atlantic Finanz AG, Immofonds, Verit Immobilien, Ahold Finance group. He has also served on boards outside Switzerland, including Energy Capital Investment Co. plc, Equator Exploration Ltd., StrataGold Corporation, Pan Pacific Aggregates plc, Nevoro Inc. and Coastport Capital Inc.

He was a member of the Swiss Admissions Commission for listing on Swiss Stock Exchanges and a member of the Swiss Capital Market Commission of the Swiss National Bank from 1990-1992.

Mr. Ladner is a graduate of the University of St. Gallen in Switzerland.

The Company and Mr. Ladner have agreed that his compensation shall initially be five thousand U.S. Dollars ($5,000) per month. Two thousand five hundred U.S. Dollars ($2,500) of this amount shall be payable incrementally on a monthly basis and pro-rated for any partial month of service, less any applicable statutory and regulatory deductions, which shall be payable in accordance with the Company’s regular payroll practices, as the same may be modified from time to time. The remainder of this compensation shall accrue until such time as the Company shall have received capital investments in the amount of ten million U.S. Dollars ($10,000,000), at which time all accrued and unpaid amounts shall be due and payable. The Company and Mr. Ladner have agreed that an option grant from the Company to Mr. Ladner shall be set at a future date.

Mr. Ladner will serve on Audit Committee of the Company’s Board of Directors. The Company’s Board of Directors has determined that Mr. Lander is an independent director.  The Company has adopted the standards for director independence contained in the Nasdaq Marketplaces Rule 5605(a)(2).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ARDENT MINES LIMITED

By:	/s/ Leonardo Alberto Riera
Name: Leonardo Alberto Riera
Title: President

Date: December 2, 2010

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EARLIEST EVENT REPORTED – DECEMBER 9, 2010

ARDENT MINES LIMITED
(Exact name of Registrant as specified in its charter)

NEVADA	000-50994	88-0471870
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File Number)	Identification Number)

100 Wall Street, 21st Floor
New York, NY 10005
(Address of principal executive offices)

561-989-3200
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 1.01	Entry into a Material Definitive Agreement.

On December 9, 2010, Ardent Mines Limited (the “Company”) entered into a Technical Advisory Services Agreement with Ad Hoc Associated Advisors Inc. (the “Agreement”).  The Agreement is described in greater detail in Item 5.02 of this Report, which is incorporated herein by reference thereto.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Luciano de Freitas Borges to the Board of Directors of Ardent Mines Limited

Mr. Luciano de Freitas Borges has been appointed as a member of the Board of Directors of the Company, to commence his services as of December 9, 2010.

Mr. Borges spent over 28 years working in Brazil’s mining industry, in both government and the private sector.  His positions have included serving as the National Secretary of Mines and Metallurgy in Brazil’s Ministry of Mines and Energy from 1993-2001, and serving as Senior Advisor to the Ministry & Strategic Planning Executive Officer to the Brazilian Geological Survey since 2002.  From 2007 to 2008 he was Chief Executive Officer of Steel Mineracao do Brasil S.A., and since 2006 he has served as the Senior Partner and Chief Executive Officer of Ad Hoc Associated Advisors Inc., a consulting company.  His current activities include serving on the Boards of Directors of Amerix Precious Metals Corporation and Ouro Roxo Participacoes S.A., each of which are developing gold projects in Brazil.

Mr. Borges studied geology at the University of Brasilis, and received both a masters degree in that field and a MBA in Mineral Economics and Mineral Projects Valuation.

The Company and Mr. Borges have agreed that his compensation shall initially be five thousand U.S. Dollars ($5,000) per month.  Two thousand five hundred U.S. Dollars ($2,500) of this amount shall be paid on a monthly basis and the remainder of this compensation shall accrue until such time as the Company shall have received capital investments in the amount of ten million U.S. Dollars ($10,000,000), at which time all accrued and unpaid amounts shall be paid.  In addition, Mr. Borges shall be eligible to receive a future grant of options to purchase 200,000 shares of the Company’s common stock.

Technical Advisory Services Agreement between the Company and Ad Hoc Associated Advisors Inc.

In addition to Mr. Borges’ service as a Member of the Board, he shall provide consulting services to the Company through Ad Hoc Associated Advisors Inc. (the “Technical Advisor”), a Company of which he is the Chief Executive Officer.  Such consulting services shall relate to the Company’s mining activities, and shall be governed by the Technical Advisory Services Agreement dated as of December 9, 2010 (the “Agreement”), by and between the Company and the Technical Advisor.

The Company shall compensate the Technical Advisor as follows: (i) The Technical Advisor shall be paid at a rate of Two thousand five hundred U.S. Dollars ($2,500) per month; and (ii) be eligible to receive a bonus of restricted common stock.  Either party may terminate the Agreement on thirty (30) days written notice.

Item 8.01	Other Events.

On December 10, 2010, the Company issued a press release, attached hereto as Exhibit 99.1, announcing the appointments of new directors to the Board.

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Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibit.

Exhibit 99.1	Press Release dated December 10, 2010.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ARDENT MINES LIMITED

By:	/s/ Leonardo Alberto Riera
Name: Leonardo Alberto Riera
Title: President

Date: December 10, 2010

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Ardent Mines Announces Appointment of Two New Directors to Board

Dec. 10, 2010 (PR Newswire) —

NEW YORK, Dec. 10, 2010 /PRNewswire-FirstCall/ — Ardent Mines Limited ("Ardent" – OTC Bulletin Board: ADNT) is honored to announce the appointment of Mr. James Ladner and Mr. Luciano De Freitas Borges to the Board of Directors of the Company.

Mr. Borges spent over 28 years working in Brazil's mining industry, in both government and the private sector.  His positions have included serving as the National Secretary of Mines and Metallurgy in Brazil's Ministry of Mines and Energy from 1993-2001, and serving as Senior Advisor to the Ministry & Strategic Planning Executive Officer to the Brazilian Geological Survey since 2002.  From 2007 to 2008 he was Chief Executive Officer of Steel Mineracao do Brasil S.A., and since then he has served as the Senior Partner and Chief Executive Officer of Ad Hoc Associated Advisors Inc., a mining consulting company.  His recent activities include having served on the Boards of Directors of Amerix Precious Metals Corporation and Ouro Roxo Participacoes S.A., each of which are developing gold projects in Brazil.  Mr. Borges studied geology at the University of Brasilia, and received both a masters degree in that field and a MBA in Mineral Economics and Mineral Projects Valuation.

Mr. James Ladner, a Swiss citizen residing in Zurich, is a professional director and investment banker, with extensive experience in the mining sector. He is a director and a member of the audit committees of Oracle Energy Corp. (since 2007), Colt Resources Inc. (since 2010) and Royal Coal Corp. (since 2010).  From 1992-2002, he was a co-founder and managing director of RP&C International, where he was involved in the syndication and sale of dollar convertible bonds, shares and warrants of North American companies in Europe.  He served as the non-executive chairman of Bank Austria (Switzerland) Ltd. from 1992-2001.  Previously he was an Executive Vice President of Coutts Bank (Switzerland) Ltd. – now RBS Coutts Bank, where he was employed from 1964-1992.

As a professional company director Mr. Ladner has served on the boards of several other companies, funds and banks in Switzerland, including the Royal Bank of Scotland AG, Interallianz Bank AG, Asahi Bank AG, F. Van Lanschot Bankiers (Switzerland) Ltd., Atlantic Finanz AG, Immofonds, Verit Immobilien, Ahold Finance group.  He has also served on boards outside Switzerland, including Energy Capital Investment Co. plc, Equator Exploration Ltd., StrataGold Corporation, Pan Pacific Aggregates plc, Nevoro Inc. and Coastport Capital Inc.

Mr. Ladner served as a member of the Swiss Admissions Commission for listing on Swiss Stock Exchanges and a member of the Swiss Capital Market Commission of the Swiss National Bank from 1990-1992. He is a graduate of the University of St. Gallen in Switzerland.

Mr. Leonardo Riera, CEO of Ardent Mines commented: "The appointments of Messrs. Borges and Ladner to our Board are significant milestones in the development of Ardent Mines.  Our company intends to close several substantial mining acquisitions in 2011 and we are also preparing for the trading of our stock next year on one of the national market exchanges.  Having seasoned and independent directors of the caliber of Mr. Borges and Mr. Ladner is a major step in the direction of our objectives for 2011."

About Ardent Mines Limited:

Ardent is positioning itself to develop mining operations throughout the world.  Ardent is an exploration stage company, and is presently researching and negotiating acquisitions, acquiring financing and assembling staff.

Forward-Looking Statements

This press release contains "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements are based upon our current expectations and speak only as of the date hereof. These forward-looking statements are based upon currently available competitive, financial, and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Our actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. Ardent cannot provide assurances that any prospective matters described in the press release will be successfully completed or that Ardent will realize the anticipated benefits of any transactions. Various risk factors that may affect our business, results of operations and financial condition are detailed from time to time in the Current Reports on Form 8-K and other filings made by Ardent with the U.S. Securities & Exchange Commission. Ardent undertakes no obligation to update information contained in this release.

SOURCE Ardent Mines Limited

Source: PR Newswire (December 10, 2010 - 9:15 AM EST)

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